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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            AVAILENT FINANCIAL, INC.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


                                   811709-10-4

                                 (CUSIP Number)

                              GREG R. SAMUEL, ESQ.
                              HAYNES AND BOONE, LLP
                           901 MAIN STREET, SUITE 3100
                               DALLAS, TEXAS 75202
                                 (214) 651-5645

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 4, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]


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                                  SCHEDULE 13D


CUSIP NO. 811709-10-4

1. NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Patrick A. McGeeney
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [ ]
         (b)      [X]
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3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]

         Not Applicable
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                      7.       SOLE VOTING POWER

     NUMBER OF                 16,849,515
       SHARES       -----------------------------------------------------------
    BENEFICIALLY      8.       SHARED VOTING POWER
      OWNED BY
        EACH                   0
     REPORTING      -----------------------------------------------------------
    PERSON WITH       9.       SOLE DISPOSITIVE POWER

                               16,849,515
                    -----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,849,515 (1)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [X]

         (1)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.0% (2)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
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(1)      Excludes 3,744,337 shares of common stock held by Michele McGeeney, the spouse of Mr. McGeeney, of which Mr. McGeeney disclaims beneficial ownership, and presently exercisable warrants which expire on February 26, 2005 held by Ms. McGeeney, of which Mr. McGeeney disclaims beneficial ownership, to purchase 100,000 shares of common stock at the fair market value per share on the date of exercise. Although Mr. and Mrs. McGeeney may be deemed to comprise a "group" under the Securities Exchange Act of 1934, as amended, Mr. McGeeney disclaims membership in any group.

(2) Based on 88,591,684 shares of common stock issued and outstanding as of December 5, 2002, as disclosed in the preliminary information statement of the Issuer filed with the Securities and Exchange Commission on December 6, 2002.



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ITEM 1. SECURITY AND ISSUER

         This statement relates to the common stock, par value $).01 per share (the "Common Stock"), of Availent Financial, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2720 Stemmons Freeway, South Tower, Suite 600, Dallas, Texas 75207.

ITEM 2. IDENTITY AND BACKGROUND

         The name of the person filing this statement is Patrick A. McGeeney ("McGeeney"). The business address of McGeeney is Availent Financial, Inc.,
Attention: Patrick A. McGeeney, 2720 Stemmons Freeway, South Tower, Suite 600, Dallas, Texas 75207. McGeeney is presently and principally employed by the Issuer as the President of the Issuer at 2720 Stemmons Freeway, South Tower, Suite 600, Dallas, Texas 75207. The Issuer is principally engaged in the business of originating single-family residential mortgage loans through Availent Mortgage, Inc., an operating subsidiary of the Issuer. McGeeney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years. McGeeney is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 16,849,515 shares of Common Stock were acquired by McGeeney pursuant to that certain Third Amended and Restated Agreement and Plan of Reorganization, dated March 1, 2002, by and among SeaCrest Industries Corporation, a Delaware corporation, and Availent Financial, Inc., a Texas corporation ("AVFN-TX"), (the "Agreement" which is incorporated herein by reference to Appendix A of the definitive information statement on Schedule 14C of the Issuer, dated November 14, 2002 and filed with the Securities and Exchange Commission on November 14, 2002), in exchange for all of the shares of common stock, par value $0.01 per share, of AVFN-TX owned and held by McGeeney.

ITEM 4. PURPOSE OF TRANSACTION

         The 16,849,515 shares of Common Stock were acquired by McGeeney for investment purposes pursuant to the Agreement. McGeeney presently has no plans or proposals which relate to or would result in any of the matters, actions, or changes enumerated in clauses (a) through (j) of Item 4 of the General Instructions to Schedule 13D.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the board of directors of the Issuer, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions, McGeeney may acquire additional securities of the Issuer or sell all or part of the shares of Common Stock held by McGeeney in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated transaction(s) may be made at any time without prior notice.

         Depending upon the foregoing factors and to the extent deemed advisable in light of the general investment policies of McGeeney, or other factors, McGeeney may formulate other purposes, plans, or proposals regarding the Issuer or the securities of the Issuer in the future, including, without limitation, plans or proposals that may relate to or result in the actions or changes enumerated in clauses (a) through (j) of Item 4 of the General Instructions to
Schedule 13D. The foregoing statements are subject to change at any time, and there can be no assurance that McGeeney will take or elect not to take any of the actions set forth above at any time in the future.



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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) McGeeney beneficially owns 16,849,515, or approximately 19.0%, of the issued and outstanding shares Common Stock, based on 88,591,684 shares of Common Stock issued and outstanding as of December 5, 2002, as disclosed in the preliminary information statement of the Issuer filed with the Securities and Exchange Commission on December 6, 2002 which is incorporated herein by reference. McGeeney disclaims beneficial ownership of (i) the 3,744,337 shares of Common Stock held by Michele McGeeney, the spouse of McGeeney and (ii) presently exercisable warrants which expire on February 26, 2005 held by Ms. McGeeney to purchase 100,000 shares of Common Stock at the fair market value per share of the Common Stock on the date of exercise. McGeeney also disclaims membership in any group, although McGeeney and Mrs. McGeeney may be deemed to comprise a "group" under the Securities Exchange Act of 1934, as amended.

         (b) McGeeney has (i) sole voting power to vote or direct the vote of 16,849,515 shares of Common Stock, (ii) no shared voting power to vote or direct the vote of any shares of Common Stock, (iii) sole power to dispose or to direct the disposition of 16,849,515 shares of Common Stock, and (iv) no shared power to dispose or to direct the disposition of any shares of Common Stock

         (c) Not Applicable

         (d) Not Applicable

         (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         McGeeney pledged 16,849,515 shares of Common Stock held by McGeeney to BIM to secure indebtedness in the aggregate amount of $280,000 owed by the Issuer to BIM.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -       Appendix A to the Definitive Information Statement on Schedule
                  14C of the Issuer dated November 14, 2002 and filed with the Securities and Exchange Commission on November 14, 2002 (which is incorporated by reference into this statement on Schedule
                  13D)

Exhibit 2 -       Preliminary Information Statement on Schedule 14C of the
                  Issuer filed with the Securities and Exchange Commission on December 6, 2002 (which is incorporated by reference into this statement on Schedule 13D)



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: December 13, 2002               By:     /s/ Patrick A. McGeeney
                                                      -------------------------
                                               Name:  Patrick A. McGeeney
                                               Title: President


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                                INDEX OF EXHIBITS

Exhibit 1 -       Appendix A to the Definitive Information Statement on Schedule
                  14C of the Issuer dated November 14, 2002 and filed with the Securities and Exchange Commission on November 14, 2002 (which is incorporated by reference into this statement on Schedule
                  13D)

Exhibit 2 -       Preliminary Information Statement on Schedule 14C of the
                  Issuer filed with the Securities and Exchange Commission on December 6, 2002 (which is incorporated by reference into this statement on Schedule 13D)